FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of the
Securities Exchange Act of 1934
For the month of September, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 – NYSE : GGY)
Second quarter 2006 results
Revenues of Euros 312 million, up 62%
Operating Result of Euros 62 million
Paris, September 5th 2006
Compagnie Générale de Géophysique (ISIN: 0000120164 – NYSE: GGY) published today its unaudited consolidated results for the second quarter of 2006.
Simultaneously, CGG and Veritas announced today that they have entered into a definitive merger agreement. The details of this transaction are available in another press release posted on the CGG website.
Q2 2006 highlights:
•	Second quarter 2006 Group revenues of Euros 312 million (USD 391 million), up 62% in Euros and up 61% in USD compared to the second quarter of 2005.

•	Group operating result of Euros 62 million, a 20% operating margin, compared to Euros 17 million (9% operating margin) in the second quarter 2005.

•	Geophysical Services: Revenues of Euros 173 million (USD 216 million), up 32% in Euros and up 31% in USD compared to the second quarter of 2005 and operating income of Euros 28 million, representing a 16% operating margin.

•	Sercel: Revenues of Euros 166 million (USD 208 million), up 112% in Euros and up 110% in USD compared to the second quarter of 2005 and operating income of Euros 46 million representing a 27% operating margin.

•	Group net result of Euros 40 million not including Euros 10.6 million specific charges related to the IFRS specific accounting treatment of the 2004 convertible bond.

•	Group backlog of USD 1,080 million as of September 1st 2006, a 125% increase year on year.
Comments and Perspectives :
CGG Chairman & CEO, Robert Brunck, commented: “The financial results of the second quarter 2006, in line with our expectations for Services and significantly better for Sercel, reinforce our confidence in delivering the 2006 financial targets. Our seismic market remains buoyant and the demand both in services and in equipment is strong for 2007 and beyond, as reflected by the high level and excellent quality of our backlog. In this context of excellent visibility of the seismic market, our merger agreement with Veritas positions the future CGG-Veritas Group as a leading global seismic company with a strong potential of value creation for our shareholders”.

Consolidated Statement of Earnings

Million Euros	H 1		Q 2
IFRS	2006	2005	2006	2005

Operating revenues	634.5	387.0	312.4	192.6
Gross profit	215.0	89.6	94.6	47.5
Operating profit (loss)	146.1	32.1	61.6	16.6
Equity in income (loss) of affiliates	5.8	6.7	3.1	2.9
Net cost of financial debt	(13.1)	(19.6)	(6.1)	(14.2)
Variance on derivative on convertible bonds	(23.0)	(14.7)	(10.6)	0.3
Other financial income (loss)	(6.6)	0.7	(4.9)	0.0
Income Taxes	(33.0)	(14.8)	(13.4)	(6.5)
Net income	76.2	(9.6)	29.7	(0.9)

Net income (loss) per share / diluted in Euros	4.28	(0.82)	1.65	(0.07)
Weighted average number of shares outstanding	17,583,926	11,736,024	17,631,198	11,709,348

Group Revenues:
Group revenues for the second quarter of 2006 were Euros 312.4 million (USD 391.4 million), up 62% in Euros and 61% in USD compared to the second quarter of 2005.
Group revenues for the first half of 2006 were Euros 634.5 million (USD 775.7 million) up 64% in Euros and 55% in USD compared to the first half of 2006.
Q2 Revenues per segment:
Total revenues for Geophysical Services for the second quarter 2006 were Euros 172.7 million (USD 216.4 million), up 32% in Euros and 31% in USD compared to the second quarter of 2005.
Land revenues were Euros 40.2 million (USD 50.4 million), up 26% in Euros and 25% in USD compared to the second quarter of 2005.
Offshore revenues were Euros 98.4 million (USD 123.3 million), up 37% in Euros and 36% in USD compared to the second quarter of 2005.
Total revenues for multi-clients were Euros 37.2 million (USD 47.1 million), including after-sales of Euros 25.4 million (USD 31.8 million). The net book value of the multi-clients data library at the end of June 2006 was Euros 79.4 million.
Processing and Reservoir revenues were Euros 34.1 million (USD 42.7 million), up 25% in Euros and 24% in USD compared to the second quarter of 2005.
Sercel total sales for the second quarter 2006, were Euros 165.8 million (USD 207.8 million), up 112% in Euros and 110% in USD, compared to the same period of last year.
External sales for the second quarter of 2006 were Euros 139.7 million (USD 175.1 million) up 127% in Euros and up 125% in USD compared to second quarter of 2005.
Group Operating Income:
Group operating profit for the second quarter of 2006 was Euros 61.6 million representing 19.7% operating margin, compared to Euros 16.6 million operating profit for the second quarter 2005 and 8.6% operating margin. This operating profit does not take into account the Euros 3.1 million contribution from Argas.

Group operating profit for the first half of 2006 was Euros 146.1 million representing 23.0% operating margin, compared to Euros 32.1 million operating profit for the first half 2005 and 8.3% operating margin.
Q2 Operating Income per segment:
Geophysical Services: The operating profit for the second quarter of 2006 was Euros 27.8 million, (not including the Argas contribution of Euros 3.1 million) representing a 16.0% operating margin compared to Euros 9.9 million operating profit (7.5% operating margin) for the second quarter of 2005.
During this quarter with 12 crews in operation, land acquisition delivered positive results before the Argas contribution. In Middle East, the shareholder agreement with TAQA, our long-term partner in Argas, was signed during June and resulted in a gain on sale of Euros 5.3 million.
In marine acquisition, as anticipated, our vessel utilisation rate was lower than in the first quarter as a consequence of numerous transits and port calls. The Geo-Challenger started its operations at the end of May in a twelve Sercel Sentinel solid streamers configuration.
After their exceptionally high level in the first quarter, multi-clients sales were back to their seasonal level this quarter, similar to last year.
In processing and reservoir, the demand remained strong with increasing volumes in 3D, particularly in marine. Our worldwide network of dedicated centers will further develop with the recent award of two new centers in Europe and in Asia.
Sercel: The operating profit for the second quarter of 2006 was Euros 45.5 million, representing a 27.4 % operating margin compared to Euros 14.3 million for the second quarter 2005, and an 18.2% operating margin. This record quarter both in revenues and operating result was characterized by a growing demand for land equipment and a sharp increase in deliveries of solid and oil filled marine streamers.
Segment Information

Million Euros	H 1		Q 2
IFRS	2006	2005	2006	2005

Operating revenues
Services	402.3	248.4	172.7	131.1
Products	287.2	158.8	165.8	78.2
Elimination	(55.6)	(20.5)	(26.4)	(16.7)
Total	634.5	387.0	312.4	192.6
Operating profit (loss)
Services	89.7	11.6	27.8	9.9
Products	74.9	30.1	45.5	14.3
Corporate & Elimination	(18.5)	(9.6)	(11.7)	(7.6)
Total	146.1	32.1	61.6	16.6

Net Result:
The Group net result for the second quarter of 2006 was a profit of Euros 40.3 million, not including Euros 10.6 million specific financial charges for the variance on derivative of the 2004 convertible bonds which are now fully converted.

The Group net result for the second quarter of 2006, including the specific charge for convertible bonds, was a profit of Euros 29.7 million compared to a Group net loss of Euros 0.9 million for the second quarter 2005.
The Group net result for the first half of 2006, including the specific charge for convertible bonds, was a profit of Euros 76.2 million compared to a Group net loss of Euros 9.6 million for the first half 2005.
Group Net Result

Million Euros	H 1		Q 2
IFRS	2006	2005	2006	2005

Net income before variance on derivative of CB	99.2	5.1	40.3	(1.2)

Variance on derivative of the convertible bonds (CB)	(23.0)	(14.7)	(10.6)	0.3

Net income (loss)	76.2	(9.6)	29.7	(0.9)

Operating Result Before Depreciation and Amortization :
The Operating Result before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.
The ORBDA for the second quarter 2006 was Euros 106 million, representing 34% of revenues and a 114% increase year on year.
ORBDA

Million Euros	H 1		Q 2
IFRS	2006	2005	2006	2005

ORBDA	237.6	99.6	106.3	49.5

Summary of cash-flows:
Cash Flows

Million Euros	H 1		Q 2
IFRS	2006	2005	2006	2005

Net Cash before change in working capital	195.5	82.2	79.0	31.7
Net Cash provided by operating activities	142.0	77.9	59.8	60.1
Total purchases of tangible and intangible assets	(94.0)	(36.8)	(38.0)	(23.3)
Investment in multi-clients surveys	(26.5)	(15.0)	(16.1)	(8.7)

Balance Sheet items :
As of June 30th 2006, net equity was Euros 802.6 million and net debt was Euros 242.5 million, representing a 30% gearing ratio.
Equity and Net Debt

Million Euros
IFRS	30/06/2006	31/12/2005

Shareholders’ equity	802.6	698.5
Net debt	242.5	297.2
Gearing ratio	30.2%	42.4%

Backlog :
The backlog as of September 1st 2006 was USD 1,080 million, up 125% compared to September 1st 2005.
Contact: Christophe BARNINI                 (33) 1 64 47 38 10 / 38 11
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
•	The press release related to the CGG — Veritas DGC merger is available on our website.
•	A detailed financial statement in French and English is available on our website: http://www.cgg.com/ .
Today, September 5th 2006,
•	Robert Brunck, Chairman and CEO, will comment on the merger with Veritas and the Q2/H1 CGG results during a public presentation at 11:30 am – at Palais Brongniart — Place de la Bourse (entry in front of N°40 rue Notre Dame des Victoires) PARIS 2nd.
•	A conference call in French is scheduled at 3:00 pm (Paris time) – 8:00 am (US CT) – 9:00 am (US ET). Robert Brunck, Chairman and CEO, will comment on the transaction and the results.
— To take part in the conference, simply dial five to ten minutes prior to the scheduled start time and download from the www.cgg.com website the presentation which will be used during the call
— French Call-in       (33) 1 70 99 32 12
— International: (44) 20 7162 0125
•	An English language conference call is scheduled at 4:30 pm (Paris time) – 9:30 am (US CT) – 10:30 am (US ET). Robert Brunck, Chairman and CEO, will comment on the Q2/H1 CGG results and will be joined by Thierry Pilenko, Veritas DGC’s Chairman and CEO to comment on the transaction.
— To take part in the English language conference,: simply dial five to ten minutes prior to the scheduled start time and download from the www.cgg.com website the presentation which will be used during the call
— International Call-in       (719) 457 2629
— US Call-in                 (800) 967 7140
Both conferences will be broadcast live on CGG’s website http://www.cgg.com/ and replays will be available a week later .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 – Massy Cedex

Date : September 5th, 2006	By Senior Executive Vice President
Technology , Control &Planning and
Communication
S/Gerard CHAMBOVET/